UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

FinVolution Group
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

31810T101**
(CUSIP Number)

Dec 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP Number applies to the American Depositary Shares ("ADSs") of the Company, which are quoted on the New York Stock Exchange under the symbol "FINV". Each ADS represents five (5) Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	31810T101

1	Names of Reporting Persons Seahawk China Dynamic Fund
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 71,549,090
	6	Shared Voting Power* 71,549,090
	7	Sole Dispositive Power 71,549,090
	8	Shared Dispositive Power* 71,549,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 71,549,090
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 8.37%
12	Type of Reporting Person (See Instructions) OO

* CRIC Securities Company Limited is the investment manager to Seahawk China Dynamic Fund. Unless otherwise instructed by the Fund's directors, the Investment Manager may, in its absolute discretion, exercise, or refrain from exercising, the voting or other rights attaching to the investments comprised in the Portfolio.

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SCHEDULE 13G

CUSIP No.	31810T101

1	Names of Reporting Persons CRIC Securities Company Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power* 71,549,090
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power* 71,549,090

9	Aggregate Amount Beneficially Owned by Each Reporting Person 71,549,090
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 8.37%
12	Type of Reporting Person (See Instructions) CO

*CRIC Securities Company Limited is the investment manager to Seahawk China Dynamic Fund. Unless otherwise instructed by the Fund's directors, the Investment Manager may, in its absolute discretion, exercise, or refrain from exercising, the voting or other rights attaching to the investments comprised in the Portfolio.

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Item 1.
(a)	Name of Issuer:
FinVolution Group (the "Company")
(b)	Address of Issuer's Principal Executive Offices:
Building G1, No. 999 Dangui Road Pudong New District Shanghai 201203 The People's Republic of China
Item 2.
(a)	Name of Person Filing:
Seahawk China Dynamic Fund CRIC Securities Company Limited
(b)	Address of Principal Business Office or, if None, Residence:

The business address of the Seahawk China Dynamic Fund is a registered office at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The business address of CRIC Securities Company Limited is 8/F, Prosperity Tower, 39 Queen's Road Central, Central, Hong Kong.

(c)	Citizenship:
Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
(d)	Title and Class of Securities:
Class A Ordinary Shares, par value US$0.00001 per share
(e)	CUSIP No.:

31810T101

This CUSIP Number applies to the American Depositary Shares ("ADSs") of the Company, which are quoted on the New York Stock Exchange under the symbol "FINV". Each ADS represents five (5) Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned includes 71,549,090 Shares represented by ownership of 14,309,818 American Depositary Shares. The Company's Annual Report on Form 20-F, filed on April 29, 2022 indicates there were 854,591,404 Shares outstanding as of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not Applicable

Item 8.	Identification and classification of members of the group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	1/2/2023

/s/ HAO Liang/Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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